VIA EDGAR

January 3, 2023

U.S. Securities and Exchange Commission
Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.
Washington, D.C. 20549

Attn:	Keira Nakada
Linda Cvrkel

Re:	Renren Inc. (the “Company”)
Form 20-F for Fiscal Year Ended December 31, 2021
Filed May 2, 2022
File No. 001-35147

Dear Ms. Nakada and Ms. Cvrkel:

We hereby provide the following responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated December 1, 2022 (the “Comment Letter”), relating to the above-captioned Form 20-F (the “Form 20-F”).

For the Staff’s convenience, each of the comments in the Comment Letter is reproduced and repeated below in bold and in italics, with the Company’s response set forth in regular font immediately thereafter. Capitalized terms used but not defined herein have the meanings given to them in the 20-F. In the responses below, page number references are to the Form 20-F.

Form 20-F for the Fiscal Year Ended December 31, 2021

Item 5. Operating and Financial Review and Prospects

A. Operating Results

Results of Operations

Year Ended December 31, 2021 Compared with Year Ended December 31, 2020, page 54

1.	Please revise to separately quantify each material factor that contributed to the fluctuations in your results of operations including revenues, sales and marketing, and research and development. Refer to Item 5 of Form 20-F.

RESPONSE: We acknowledge the Staff’s comment and propose to include the requested information quantifying each material factor that contributed to the fluctuations in our results of operations including revenues, sales and marketing, and research and development in future periodic reports. Our future periodic reports, starting from our annual report on Form 10-K for the fiscal year ending December 31, 2022, will include disclosure describing and quantifying factors that contribute to material changes in each financial statement line item between periods in accordance with Item 303 of Regulation S-K.

E. Critical Accounting Policies and Estimates

Valuation and Recognition of Share-Based Compensation Arrangements, page 6

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2.	Please tell us and revise to disclose how you estimate the fair value of the ordinary shares of Chime Technologies, Inc. and Trucker Path, Inc. underlying their respective stock incentive plans.

RESPONSE: We acknowledge the Staff’s comment and propose to include the requested disclosure on how we estimate the fair value of the share options and ordinary shares of Chime Technologies, Inc. (“Chime”) and Trucker Path, Inc. (“Trucker Path”) underlying their respective equity incentive plans in future filings.

In estimating the fair value of the share options under the equity incentive plans of Chime and Trucker Path, we applied a binomial option pricing model and the assumptions used were as follows

	Year ended December 31, 2020
	Chime	Trucker Path
Risk-free interest rate	0.73%	0.64%
Volatility	57%	49%
Expected term (in years)	10	10
Exercise price (in U.S. dollars)	0.03	0.02
Dividend yield	-	-
Fair value of underlying ordinary share (in U.S. dollars)	0.02	0.01

In estimating the fair value of the underlying ordinary shares of Chime and Trucker Path, we used the discounted cash flow method (“DCF”) in the income approach. The DCF incorporates a discount rate of 30% for Chime and 23.5% for Trucker Path based on an estimated weighted average cost of capital and management’s financial projection over the subsequent six years.

Consolidated Statements of Operations, page F-6

3.	Please tell us how you considered your potentially dilutive securities in your calculation of diluted net income per share for the various periods presented. To the extent you determined that certain securities were antidilutive, confirm that you will disclose the number of securities that were not included in the computation of diluted EPS for each period presented. Refer to ASC 260-10-50-1(c).

RESPONSE: We respectfully advise the Staff that for the years ended December 31, 2019, 2020 and 2021, restricted shares and share options were anti-dilutive and thus excluded from the calculation of diluted loss per share. Pursuant to ASC 260-10-45-20, the “control number” for determining whether including potential common shares in the diluted EPS computation would be anti-dilutive should be income from continuing operations (or a similar line item above net income if it appears on the income statement). As a result, if there is a loss from continuing operations, diluted EPS should be computed in the same manner as basic EPS is computed, even if we have net income after adjusting for a discontinued operation. The income from discontinued operations for the year ended December 31, 2021 was excluded from the determination of whether potential common stock was anti-dilutive in the calculation of diluted EPS. Pursuant to ASC 260-10-50-1(c), the number of potential dilutive securities that were not included in the calculation of diluted loss per share in those periods were nil, 11,070,405, and 132,013,001, respectively, for the years ended December 31, 2019, 2020 and 2021. The potential dilutive securities changed significantly for the years ended December 31, 2019, 2020 and 2021, which was primarily due to the significant fluctuation of stock price in the past three years, which impacted the calculation results under treasury stock method. We respectfully advise the Staff that we will include the required disclosure in future periodic reports.

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Notes to the Consolidated Financial Statements

15. Segment Information and Geographic Information, page F-51

4.	Please clarify for us whether you consider Chime and Trucker Path to be two separate operating segments that you aggregate for reporting purposes. Provide an analysis to support your response, if you do not consider these businesses to be separate operating segments. Refer to ASC 280-10-50-1 through 50-9. If you aggregate two separate operating segments for reporting purposes, tell us how they meet the aggregation criteria, especially in light of the different industry markets they serve. Refer to ASC 280-10-50- 11(c).

RESPONSE: We respectfully advise the Staff that we consider Chime and Trucker Path as two separate operating segments that we aggregate for reporting purposes. Joseph Chen, our Chairman of Board of Directors and Chief Executive Officer, serves as the chief operating decision maker (the “CODM”) for both segments and resources are allocated between the segments at Mr. Chen’s discretion. The two operating segments share resources including human resources, finance and executive management. Neither operating segment employs a discrete segment manager that is directly accountable for operating activities and allocation of resources; the CODM serves in this capacity. Our analysis of ASC 280-10-50-11 is as follows:

a)    We offer Service-as-a-Service (“SaaS”) solutions and provide customer support services to both segments.

b)    Our Vice President of Technology serves both entities and allocation of R&D resources are at the discretion of Mr. Chen with input from the Vice President of Technology.

c)     Both segments serve the business-to-business (“B2B”) workspace and provide SaaS services, mostly to independent contractors in the real estate and transportation industries, that allow customers to manage their businesses more efficiently and effectively. The differing industries do not significantly impact the CODM decision making process as both are cyclical businesses subject to macro-economic impacts beyond the scope of control of the CODM. All CODM decision making relates to the software services being provided by the Company, almost entirely driven by the SaaS services provided.

d)    As SaaS companies, the distribution channels used to sell and make the services available to buying customers are similar in nature and consistent with the channels typically used to sell B2B SaaS products with low price points.

e)    The regulatory environment for each segment does not have a significant impact on operations or operational decision making given that our SaaS products concentrate primarily on business process efficiency and optimization.

The two companies, while serving different industries, share similar economic characteristics in that they are SaaS companies providing B2B services to customers in the United States. The CODM utilizes similar key performance indicators to assess the performance of each operating unit and we expect long-term gross margins to be similar for the companies.

5.	Please tell us why you do not report the revenues from external customers for each product and service or each group of similar products and services. In this regard, you appear to offer real estate SaaS subscriptions, trucking SaaS subscriptions, advertising agency services, advertising services, and other services. Refer to ASC 280-10-50-40.

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RESPONSE: As a SaaS company, our mix of revenue is substantially derived from customer subscriptions and our subscriber base. Advertising services could not stand alone from our subscription services given that the majority of our revenue and traffic is derived from our paid and active users. Therefore, we consider advertising revenue a component of our SaaS revenue and have concluded not to separate advertising from other SaaS revenue as it could not exist without the complimentary service. We will continue to evaluate disaggregated revenue disclosures for future fiscal years.

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We appreciate your time and attention to our responses to the Staff’s comments set forth in this letter. Should you wish to discuss this letter at any time, please do not hesitate to contact me by phone at 480-335-8364 or via e-mail at chris.palmer@renrenus.com.

Sincerely,

/s/ Chris Palmer

Chris Palmer
Chief Financial Officer
Renren Inc.

cc:	Joseph Chen, Chairman of the Board of Directors and Chief Executive Officer, Renren Inc.

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